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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response . . . . . .1.50

            FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12996

Diversicare Healthcare Services, Inc.
(Exact name of registrant as specified in its charter)

1621 Galleria Boulevard,
Brentwood, TN 37027-2926
              (615) 771-7575
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         [x]
        Rule 12g-4(a)(2)            [ ]
        Rule 12h-3(b)(1)(i)        [x]
        Rule 12h-3(b)(1)(ii)        [ ]
        Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Diversicare Healthcare Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2014             By: /s/ James R. McKnight, Jr.
James R. McKnight, Jr.
Chief Financial Officer

(1)
The Preferred Stock Purchase Rights (the “Rights”) expired on May 15, 2014, pursuant to the terms of the Amended and Restated Rights Agreement, dated as of December 7, 1998, as amended March 19, 2005, August 15, 2008, August 14, 2009 and May 7, 2014 between the Company (formerly Advocat Inc.) and ComputerShare Trust Company, N.A., as successor to SunTrust Bank, as Rights Agent.  The Registrant initially filed a Form 8-A to register the Rights on March 29, 1995, which was amended on December 7, 1998, March 24, 2005, August 19, 2008, August 14, 2009, and May 8, 2014 .

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.